                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF FEBRUARY, 2002.



                                CNH GLOBAL N.V.

                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                              TOWER B, 10TH FLOOR
                               AMSTERDAM AIRPORT
                                THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F       X      Form 40-F
               -----------            ----------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                No        X
         -----------         ----------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

[CNH LOGO]

                                                                    NEWS RELEASE

             CNH REPORTS 2001 FOURTH QUARTER AND FULL YEAR RESULTS


FOR MORE INFORMATION CONTACT:

JEFFREY T. WALSH Media Relations  (1) 847 955 3939

ALBERT TREFTS JR. Investor Relations (1) 847 955 3821


- Fourth quarter revenues from sales of equipment grew by 7% compared to the prior year period.

- Loss of $.35 per share, before restructuring, was within expectations for the quarter.

- Share gains in most major markets helped boost worldwide sales of agricultural equipment by 14% in the quarter.

- Profit improvement initiatives yielded $278 million in 2001.



Lake Forest, IL (February 7, 2002) CNH Global N.V. (NYSE:CNH) today reported fourth quarter consolidated revenues of $2.413 billion, up 6% compared to $2.266 billion in 2000. When adjusted for the cumulative impact of foreign exchange rates and divestitures, revenues were up 11% in the quarter.

On a net basis, CNH reported a fourth quarter loss of $155 million, compared to a loss of $134 million, for the fourth quarter of 2000, as the company cut production significantly in order to reduce company and dealer inventories, especially in construction equipment. The loss per share, before restructuring, was $.35, within expectations, despite the production cuts and provision for a pretax loss of approximately $15 million ($.03 per share) related to the recent devaluation of the Argentine peso and the resulting economic uncertainty in that country. On a net basis, the loss per share was $.56, compared to a loss of $.48 per share for the fourth quarter of 2000.

For the full year 2001, consolidated revenues totaled $9.715 billion compared to $10.041 billion in 2000. Adjusted for the adverse impact of foreign exchange rates ($311 million) and divestitures ($351 million), consolidated revenues rose by 3% compared to 2000, despite a declining construction equipment market.

Operating earnings for the year increased significantly to $245 million, up 54% compared to $159 million in 2000. Improvements in the company's agricultural business along with the achievement of planned profit improvement targets more than offset the significant drop in profitability from construction equipment. The loss per share, before restructuring, was $.91 in 2001, compared to a loss of $1.26 in 2000.


      / / CNH Global N.V. Global Management Office 100 South Saunders Rd.
              Lake Forest, IL 60045 U.S.A. http://www.cnh.com / /
                                           ------------------

"Our premier agricultural equipment brands, Case IH and New Holland, have delivered another quarter of significant growth in markets around the world," Paolo Monferino, CNH president and chief executive officer, said. "We have regained share lost through required divestitures and competitive pressure in the early months after the merger. Thanks to the launch of the first of our new products, and thanks to the profit improvement actions we have taken, we increased our operating earnings significantly in 2001 in spite of global weakness in the agricultural equipment industry and a decline in the construction equipment industry.

"In 2002 we intend to do it again, for the third year in a row, even though we do not anticipate any significant improvement in the industry. We are well positioned to grow in 2002, with more new products and services for our customers. On the construction equipment side, we have started 2002 by finalizing our joint venture agreement with Kobelco, giving us full access to Asian markets and a stronger position in North America and Western Europe. Because we have aggressively pursued our opportunities for merger-related profit improvements, we expect to achieve our $600 million target ahead of schedule."

Equipment Operations Fourth Quarter Performance. Fourth quarter net sales from
------------------------------------------------
Equipment Operations rose by 7% to $2.236 billion, compared to $2.096 billion for the same period in 2000. Revenues from sales of agricultural equipment were up 14% compared to the same period in 2000. In North America, the company achieved share gains in nearly all product segments, with the biggest gains coming in the high horsepower tractor segments. CNH also recorded share gains in Latin America, Africa, and the Asia Pacific region. In Western Europe, where the company is market leader, retail unit sales declined slightly more than the industry, due mainly to the impact of divestitures. During the quarter, CNH under-produced retail demand by 4%.

Compared to the fourth quarter of 2000, construction equipment revenues were down 6%. In North America, retail sales of construction equipment were essentially unchanged, while share gains in Latin America, Africa and the Asia Pacific region offset modest declines in Western Europe. During the quarter, CNH reduced both company and dealer inventories, under-producing retail demand by 28%.

Holding production levels significantly below retail sales in the fourth quarter adversely impacted the Equipment Operations' gross margin, largely through an unfavorable mix and under-absorption of fixed costs.

Compared to the fourth quarter of 2000, Equipment Operations' SG&A expenses declined as a percentage of revenues due mainly to the company's success in implementing its merger-related profit improvement initiatives on schedule.

During the quarter, CNH completed the closure of its Sorocaba, Brazil facility, and three parts depots in Latin America.

Equipment Operations Full Year Performance. Net sales from Equipment Operations
-------------------------------------------
in 2001 were $9.030 billion, compared to $9.337 billion in the prior year. Adjusted for the impact of unfavorable exchange rates and divestitures, net sales rose by 4% compared to 2000.

Sales of agricultural equipment grew significantly during the year, more than offsetting revenue lost through government-mandated divestitures, while sales of construction equipment, which carry higher average margins, declined with the industry. The combination of lower volumes, unfavorable mix, and adverse currency impact offset margin improvements achieved through CNH's merger-related profit improvement initiatives.

CNH's merger-related profit improvement initiatives totaled $83 million in the fourth quarter, bringing the total for the full year to $278 million. Since the merger, the company has achieved a total of $433 million in merger-related profit improvements.

The company's industrial operating margin for 2001 improved to $223 million, up 30% compared to $172 million in 2000.

During the fourth quarter, the company's employment level was reduced by approximately 400 personnel, ending the year at approximately 28,100. During 2001, divestitures accounted for a reduction of approximately 1,300 personnel. Total employment has now been reduced by approximately 7,900, or 22%, since the merger; salaried employment has been reduced by 25%.

Financial Services. In the fourth quarter of 2001, CNH Capital completed its
-------------------
transformation into a financial services company dedicated solely to the support of CNH dealers and customers across all its brands. In the final phase of the transition, begun in the first quarter of 2001, CNH Capital exited the commercial lending business, ended retail financing activities outside its own dealer networks, and reorganized its European businesses to better support the company's customers and dealers.

During the fourth quarter, the company recorded additional loss provisions related to loans in the non-core businesses. This was partially offset by a gain resulting from the difference in the timing of the company's ABS transactions in 2001 compared to 2000. As a result, the Financial Services Operations reported a net loss of $7 million for the fourth quarter of 2001 compared to a net loss of $13 million for the same period in 2000. Originations in the core business were up 6% compared to the fourth quarter of 2000.

For the full year, CNH Capital reported net income of $4 million, compared to net income of $26 million in 2000. For the year, the company's loan loss provisions were higher by approximately $30 million, on a pre-tax basis, mainly due to loans made in the non-core businesses.

Balance Sheet and Cash Flow. The year-over-year increase in net debt at December
----------------------------
31, 2001, was due mainly to the combination of expenditures for property, plant and equipment, cash restructuring, and the annual dividend. Net of depreciation and amortization expenses the cash impact of the net loss was essentially breakeven. The year-over-year decline in equity was also due to additional minimum pension liability requirements of approximately $117 million and the impact of adverse foreign exchange rates of about $110 million.

Market Outlook for Agricultural Equipment. In 2002 CNH anticipates that industry
------------------------------------------
sales of agricultural equipment will be slightly lower than the levels seen in 2001. In North America, the company expects total industry sales to be relatively flat in the first quarter followed by a slight decline in industry sales through the balance of the year. Sales of under 40 horsepower tractors, which closely follow consumer confidence indicators, are expected to remain somewhat below 2001 levels throughout the year, with some improvement in the second half. Sales of over 40 horsepower tractors are expected to decline after the first quarter, reflecting the uncertainty generated by the protracted debate surrounding the US farm bill. In Latin America, CNH expects industry sales to be down by about 5% from 2001 levels, reflecting the impact of the devaluation of the Argentine peso and the uncertainty surrounding continued subsidized financing in Brazil. Sales in Western Europe are expected to decline slightly.

Market Outlook for Construction Equipment. Across all the markets it serves,
------------------------------------------
with the possible exception of Latin America, CNH expects industry sales of construction equipment to be down by as much as 15% from 2001 levels during the first half of the year. Expected improvements in economic conditions, if accompanied by increases in infrastructure spending, may result in improved second half industry sales levels, perhaps approaching 2001 levels.

CNH Outlook for the Current Quarter. For the first quarter of 2002, CNH expects
------------------------------------
revenues to improve, as CNH's agricultural equipment business continues to grow, and the newly acquired Kobelco operations begin to contribute incremental revenue in North America. The company intends to cut production and wholesales of construction equipment by over 25% compared to the first quarter of 2001, resulting in lower dealer and company inventory levels. The company expects that there will be pressure on margins, due to mix and capacity under-utilization. On a pre-tax basis, earnings in the first quarter will be negatively impacted by approximately $17 million of increased employee benefit and pension costs. As a result, CNH expects to report a loss for the quarter of between $.20 and $.30 per share, before restructuring and without goodwill amortization. This compares to a loss per share of $.17 in the first quarter of 2001, before restructuring and goodwill.

CNH Outlook for 2002. While the pressure on margins will likely continue into
---------------------
the second quarter, CNH believes that the growing strength of its global agricultural business, along with possible second-half improvements in the construction equipment industry, will contribute significantly to the company's bottom line in the second half of the year. Based on the progress achieved in the company's accelerated profit improvement actions during the second half of 2001, CNH now expects to achieve most of the remaining $170 million in merger-related profit improvements in 2002, bringing the company to its $600 million target ahead of schedule.

Overall, and for the third year in a row, CNH expects to record improved bottom line performance in spite of weakness in the agricultural equipment industry and a declining market for construction equipment. Under the current market scenario, the company anticipates achieving a considerable improvement in its industrial operating margin for the year. With significant improvement anticipated in Financial Services' contribution to the bottom line, and lower interest rates compared to 2001, CNH expects to reduce its net loss substantially in 2002, before restructuring and without goodwill amortization.

Through the company's supply chain initiatives, as well as the reengineering of other processes, CNH believes that significant reductions in working capital may be achieved during 2002. Specifically, inventories are targeted for a reduction of $300 million, year-over-year, mostly in construction equipment inventories. CNH expects to reduce company and dealer inventories of agricultural equipment, already well below industry averages, on a selective basis.

                                      ###

CNH management will hold a conference call later today to review its fourth quarter and full year 2001 results. The conference call webcast will begin at approximately 10:00 am U.S. EST. This call can be accessed through the investor information section of the company's web site at www.cnh.com and is being
carried by CCBN.                                 -----------

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2001 totaled $9.7 billion. Based in the

United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Kobelco, Link-Belt, New Holland, and O&K brands.

Forward Looking Statements. The information contained herein involves
---------------------------
forward-looking statements based on what CNH considers key economic assumptions, and involves risk and uncertainties that could cause actual results to differ. Some significant factors for CNH include general economic and capital market conditions, the cyclical nature of its business, foreign currency movements, hedging practices, CNH's and its customers' access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in environmental laws, employee and labor relations, weather conditions, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns pertaining to genetically modified organisms, fuel and fertilizer costs.

Additionally, CNH's achievement of the anticipated benefits of the merger of New Holland and Case, including the realization of expected annual operating synergies, depends upon, among other things, industry volumes, as well as CNH's ability to integrate effectively the operations and employees of New Holland and Case, and to execute its multi-branding strategy. Further information concerning factors that could significantly impact expected results is included in the following sections of CNH's Form 20-F for 2000, as filed with the Securities and Exchange Commission: Key Information; Information on the Company; Operating and Financial Review and Prospects; Directors, Senior Management and Employees; and Financial Information.

                                  CNH GLOBAL N.V.
                             REVENUES AND NET SALES
                              (DOLLARS IN MILLIONS)
                                   (UNAUDITED)

                                                   THREE MONTHS ENDED                             YEARS ENDED
                                                      DECEMBER 31,                               DECEMBER 31,
                                       ------------------------------------------  -----------------------------------------
                                                                          %                                          %
                                          2001            2000          CHANGE         2001           2000         CHANGE
                                       -------------  ------------  -------------  ------------  -------------  ------------
 Revenues:
     Net sales
       Agricultural equipment             $ 1,532       $ 1,345            14%       $ 6,073        $ 5,877            3%
       Construction equipment                 704           751            (6%)        2,957          3,460          (15%)
                                         ---------      --------                     --------       --------
          Total net sales                   2,236         2,096             7%         9,030          9,337           (3%)

     Financial Services                       184           195            (6%)          739            799           (8%)
     Eliminations and other                    (7)          (25)                         (54)           (95)
                                         ---------      --------                     --------       --------

     Total revenues                       $ 2,413       $ 2,266             6%       $ 9,715        $ 10,041          (3%)
                                         =========      ========                     ========       ========

 Net sales:
     North America                        $ 1,009         $ 830            22%       $ 4,197        $ 4,072            3%
     Western Europe                           782           885           (12%)        3,168          3,613          (12%)
     Latin America                            155           162            (4%)          587            633           (7%)
     Rest of World                            290           219            32%         1,078          1,019            6%
                                         ---------      --------                     --------       --------

     Total net sales                      $ 2,236       $ 2,096             7%       $ 9,030        $ 9,337           (3%)
                                         =========      ========                     ========       ========


                                CNH GLOBAL N.V.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (MILLIONS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                       EQUIPMENT                   FINANCIAL
                                                        CONSOLIDATED                  OPERATIONS                    SERVICES
                                                      THREE MONTHS ENDED           THREE MONTHS ENDED          THREE MONTHS ENDED
                                                        DECEMBER 31,                 DECEMBER 31,                 DECEMBER 31,
                                                 ---------------------------  ---------------------------  -------------------------
                                                      2001          2000           2001          2000           2001          2000
                                                 -------------  ------------  -------------  ------------  -------------  ----------
Revenues
     Net sales                                       $2,236        $2,096         $2,236        $2,096              -             -
     Finance and interest income                        177           170             39            13         $  184        $  195
                                                   ---------      --------      ---------      --------       --------      --------
 Total                                                2,413         2,266          2,275         2,109            184           195

 Costs and Expenses
     Cost of goods sold                               1,944         1,786          1,944         1,786              -             -
     Selling, general and administrative                339           331            237           236            102            95
     Research and development                            81            85             81            85              -             -
     Restructuring and other merger related costs        75            42             68            42              7             -
     Interest expense                                   173           185            148           122             71           101
     Other, net                                          19            50              -            23             19            27
                                                   ---------      --------      ---------      --------       --------      --------
 Total                                                2,631         2,479          2,478         2,294            199           223

 Equity in income (loss) of unconsolidated
  subsidiaries and affiliates:
     Financial Services                                   1            (1)            (7)          (13)             1            (1)
     Equipment Operations                                 2             1              2             1              -             -
                                                   ---------      --------      ---------      --------       --------      --------

 Income (loss) before taxes and minority interest      (215)         (213)          (208)         (197)           (14)          (29)
 Income tax provision (benefit)                         (62)          (84)           (55)          (68)            (7)          (16)
 Minority interest                                        2             5              2             5              -             -
                                                   ---------      --------      ---------      --------       --------      --------

 Net income (loss)                                   $ (155)       $ (134)        $ (155)       $ (134)        $   (7)       $  (13)
                                                   =========      ========      =========      ========       ========      ========

 Basic and diluted earnings (loss) per common
  share (EPS):
     EPS before goodwill and restructuring and
       other merger related costs                    ($0.28)       ($0.30)
     EPS before restructuring and other merger
       related costs                                 ($0.35)       ($0.37)
     EPS                                             ($0.56)       ($0.48)


 See Notes to Financial Statements.

                                 CNH GLOBAL N.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (MILLIONS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                                       EQUIPMENT                    FINANCIAL
                                                        CONSOLIDATED                  OPERATIONS                    SERVICES
                                                         YEARS ENDED                  YEARS ENDED                  YEARS ENDED
                                                        DECEMBER 31,                 DECEMBER 31,                 DECEMBER 31,
                                                 ---------------------------  ---------------------------  -------------------------
                                                      2001          2000           2001          2000           2001          2000
                                                 -------------  ------------  -------------  ------------  -------------  ----------
Revenues
     Net sales                                       $9,030        $9,337         $9,030        $9,337        $     -       $     -
     Finance and interest income                        685           704            149            68            739           799
                                                   ---------      --------      ---------      --------       --------      --------
 Total                                                9,715        10,041          9,179         9,405            739           799

 Costs and Expenses
     Cost of goods sold                               7,586         7,820          7,586         7,820              -             -
     Selling, general and administrative              1,224         1,277            915         1,007            314           274
     Research and development                           306           338            306           338              -             -
     Restructuring and other merger related costs       104           157             97           157              7             -
     Interest expense                                   726           793            585           542            339           410
     Other, net                                         193           186            112           100             81            86
                                                   ---------      --------      ---------      --------       --------      --------
 Total                                               10,139        10,571          9,601         9,964            741           770

 Equity in income (loss) of unconsolidated
  subsidiaries and affiliates:
     Financial Services                                   6             2              4            26              6             2
     Equipment Operations                               (14)            4            (14)            4              -             -
                                                   ---------      --------      ---------      --------       --------      --------

 Income (loss) before taxes and minority interest      (432)         (524)          (432)         (529)             4            31
 Income tax provision (benefit)                        (105)         (153)          (105)         (159)             -             6
 Minority interest                                        5            10              5            11              -            (1)
                                                   ---------      --------      ---------      --------       --------      --------

 Net income (loss)                                   $ (332)       $ (381)        $ (332)       $ (381)       $     4       $    26
                                                   =========      ========      =========      ========       ========      ========

 Basic and diluted earnings (loss) per share (EPS):
     EPS before goodwill and restructuring and other
       merger related costs                          ($0.61)       ($0.92)
     EPS before restructuring and other merger
       related costs                                 ($0.91)       ($1.26)
     EPS                                             ($1.20)       ($1.79)


 See Notes to Financial Statements.

                                 CNH GLOBAL N.V.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (MILLIONS)
                                   (UNAUDITED)

                                                                                       EQUIPMENT                   FINANCIAL
                                                        CONSOLIDATED                  OPERATIONS                    SERVICES
                                                        DECEMBER 31,                 DECEMBER 31,                 DECEMBER 31,
                                                 ---------------------------  ---------------------------  -------------------------
                                                    2001           2000          2001           2000          2001           2000
                                                 -------------  ------------  -------------  ------------  -------------  ----------
Assets
     Cash and cash equivalents                     $    663       $   886       $    378       $   593        $   285       $   293
     Accounts, notes receivable and other - net       6,160         6,150          1,993         1,815          4,413         4,427
     Intersegment notes receivable                        -             -          1,636           590            344           195
     Inventories                                      2,204         2,374          2,204         2,374              -             -
     Property, plant and equipment - net              1,354         1,474          1,333         1,455             21            19
     Equipment on operating leases - net                612           643              -             -            612           643
     Investment in Financial Services                     -             -          1,147         1,122              -             -
     Investments in unconsolidated affiliates           266           282            235           258             31            24
     Goodwill and intangibles                         3,647         3,817          3,508         3,669            139           148
     Other assets                                     2,191         1,951          1,684         1,361            507           651
                                                   ---------      --------      ---------      --------       --------      --------
 Total Assets                                      $ 17,097       $17,577       $ 14,118       $13,237        $ 6,352       $ 6,400
                                                   =========      ========      =========      ========       ========      ========


Liabilities and Equity
     Short-term debt                               $  4,177       $ 4,186       $  2,596       $ 2,529        $ 1,581       $ 1,657
     Intersegment short-term debt                         -             -            344           195            524           576
     Accounts payable                                 1,217         1,256          1,287         1,221            166            97
     Long-term debt                                   5,686         5,539          4,303         3,066          1,383         2,473
     Intersegment long-term debt                          -             -              -             -          1,112            14
     Accrued and other liabilities                    4,108         4,082          3,679         3,712            439           461
                                                   ---------      --------      ---------      --------       --------      --------
                                                     15,188        15,063         12,209        10,723          5,205         5,278
     Equity                                           1,909         2,514          1,909         2,514          1,147         1,122
                                                   ---------      --------      ---------      --------       --------      --------
 Total Liabilities and Equity                      $ 17,097       $17,577       $ 14,118       $13,237        $ 6,352       $ 6,400
                                                   =========      ========      =========      ========       ========      ========

See Notes to Financial Statements.

                                CNH GLOBAL N.V.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (MILLIONS)
                                  (UNAUDITED)


                                                                                          EQUIPMENT                 FINANCIAL
                                                            CONSOLIDATED                  OPERATIONS                 SERVICES
                                                             YEARS ENDED                 YEARS ENDED                YEARS ENDED
                                                            DECEMBER 31,                 DECEMBER 31,              DECEMBER 31,
                                                     ---------------------------  -------------------------   ----------------------
                                                          2001          2000          2001          2000        2001          2000
                                                     -------------  ------------  -------------  ----------   ----------  ----------
 Operating Activities:
     Net income (loss)                                   $ (332)       $ (381)     $  (332)       $ (381)     $     4         $  26
     Adjustments to reconcile net income (loss) to net
         cash from operating activities:
         Depreciation and amortization                      424           429          319           336          105            93
         Changes in operating assets and liabilities       (181)          870         (243)          667           62           437
         Other, net                                         (93)         (110)         (12)         (337)         (85)          (33)
                                                       ---------      --------    ---------      --------     --------      --------
 Net cash from operating activities                        (182)          808         (268)          285           86           523
                                                       ---------      --------    ---------      --------     --------      --------

 Investing Activities:
     Expenditures for property, plant and equipment        (229)         (228)        (221)         (213)          (8)          (15)
     Expenditures for equipment on operating leases        (322)         (180)           -             -         (322)         (180)
     Other, net (primarily acquisitions and
         divestitures                                       279           112           52            73          172            14
                                                       ---------      --------    ---------      --------     --------      --------
 Net cash from investing activities                        (272)         (296)        (169)         (140)        (158)         (181)
                                                       ---------      --------    ---------      --------     --------      --------

 Financing Activities:
     Intersegment activity                                    -             -       (1,102)         (318)       1,102           318
     Net increase (decrease) in indebtedness                291           124        1,371           586       (1,080)         (462)
     Dividends paid                                         (28)          (82)         (28)          (82)           -             -
     Other, net                                               -           (84)           -           (79)          55            20
                                                       ---------      --------    ---------      --------     --------      --------
 Net cash from financing activities                         263           (42)         241           107           77          (124)
                                                       ---------      --------    ---------      --------     --------      --------

 Other, net                                                 (32)          (50)         (19)          (46)         (13)           (4)
                                                       ---------      --------    ---------      --------     --------      --------

Increase (decrease) in cash and cash equivalents           (223)          420         (215)          206           (8)          214
Cash and cash equivalents, beginning of year                886           466          593           387          293            79
                                                       ---------      --------    ---------      --------     --------      --------
Cash and cash equivalents, end of year                   $  663        $  886      $   378        $  593      $   285         $ 293
                                                       =========      ========    =========      ========     ========      ========

See Notes to Financial Statements.

                                CNH GLOBAL N.V.
                          Notes to Financial Statements

(1) The accompanying financial statements reflect the consolidated results of CNH Global N.V. and its consolidated subsidiaries ("CNH") and have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The supplemental financial information captioned "Equipment Operations" includes the results of operations of CNH's agricultural and construction equipment operations, with the Company's financial services businesses reflected on the equity basis. The supplemental financial information captioned "Financial Services" reflects the consolidation of CNH's credit subsidiaries.

(2) CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance based on operating earnings. CNH defines operating earnings as the income (loss) of Equipment Operations before interest, taxes and restructuring and other merger related costs, including the income
         (loss) of Financial Services on an equity basis. A reconciliation of Equipment Operations' net income (loss) to operating earnings is as follows (in millions):

                                        Three Months Ended       Years Ended
                                            December 31,         December 31,
                                        ------------------     ----------------
                                         2001       2000       2001       2000
                                         -----      -----      -----      -----

     Net income (loss)                   $(155)     $(134)     $(332)     $(381)
     Income tax provision (benefit)        (55)       (68)      (105)      (159)
     Interest expense                      148        122        585        542
     Restructuring and other merger
       related costs                        68         42         97        157
                                         -----      -----      -----      -----
         Operating earnings              $   6      $ (38)     $ 245      $ 159
                                         =====      =====      =====      =====

     The following summarizes operating earnings by segment (in millions):

                                        Three Months Ended       Years Ended
                                            December 31,         December 31,
                                        ------------------     ----------------
                                         2001       2000       2001       2000
                                         -----      -----      -----      -----

     Agricultural equipment              $  19      $ (81)     $ 177      $ (95)
     Construction equipment                 (6)        56         64        228
     Financial services                     (7)       (13)         4         26
                                         -----      -----      -----      -----
         Operating earnings              $   6      $ (38)     $ 245      $ 159
                                         =====      =====      =====      =====

(3) CNH defines industrial operating margin as the net sales of Equipment Operations less cost of goods sold, selling, general and administrative and research and development. Industrial operating margin is as follows (in millions):

                                        Three Months Ended       Years Ended
                                            December 31,         December 31,
                                       -------------------    ----------------
                                        2001       2000       2001       2000
                                        -----      -----      -----      -----

     Net sales                         $ 2,236    $ 2,096    $ 9,030    $ 9,337
     Less:
       Cost of goods sold                1,944      1,786      7,586      7,820
       Selling, general and
         administrative                    237        236        915      1,007
       Research and development             81         85        306        338
                                       -------    -------    -------    -------
         Operating margin              $   (26)   $   (11)   $   223    $   172
                                       =======    =======    =======    =======

                                CNH GLOBAL N.V.
                          Notes to Financial Statements



(4) The Company's effective income tax rates were 24% and 29% for 2001 and 2000, respectively. The tax rates differ from the Dutch statutory rate of 35% primarily due to differences in the geographical mix of profits, losses in jurisdictions for which no immediate tax benefit is recognizable, non-deductible expenses and changes in valuation reserves attributable to prior-year losses.

(5)  Earnings (loss) per common share ("EPS")
        (in millions, except per share data):

                                                                         Three Months Ended                 Years Ended
                                                                             December 31,                    December 31,
                                                                        ---------------------           ---------------------
                                                                         2001            2000            2001            2000
                                                                        -----           -----           -----           -----
     Net income (loss)                                                  $(155)          $(134)          $(332)          $(381)
     Restructuring and other merger related costs,
       net of tax                                                          57              32              79             112
                                                                        -----           -----           -----           -----
     Net income (loss) before restructuring and other
       merger related costs                                               (98)           (102)           (253)           (269)
     Goodwill                                                              21              18              83              72
                                                                        -----           -----           -----           -----
     Net income (loss) before goodwill and restructuring
       and other merger related costs                                   $ (77)          $ (84)          $(170)          $(197)
                                                                        =====           =====           =====           =====

     Weighted-average shares outstanding                                277.1           277.0           277.0           213.3

     EPS before goodwill and restructuring and other
       merger related costs                                            $(0.28)         $(0.30)         $(0.61)         $(0.92)
     EPS before restructuring and other merger
       related costs                                                   $(0.35)         $(0.37)         $(0.91)         $(1.26)
     EPS                                                               $(0.56)         $(0.48)         $(1.20)         $(1.79)


(6) During the year ended December 31, 2001, CNH expensed $107 million of restructuring and $15 million of other merger-related costs. The other merger-related costs primarily relate to relocation costs paid on behalf of employees, systems integration costs and other legal and professional fees related to the merger of New Holland and Case. During the year ended December 31, 2001, CNH reversed $18 million of restructuring reserves through restructuring and other merger-related costs, primarily due to changes in estimates related to closing, selling and downsizing existing facilities. During the year ended December 31, 2001, CNH reversed $31 million of purchase accounting restructuring reserves through goodwill, primarily due to changes in estimates related to involuntary employee severance and closing, selling and downsizing existing facilities. During the year ended December 31, 2001, CNH utilized approximately $189 million and $46 million of its restructuring reserves established during 2000 and 2001, respectively. The utilized amounts primarily represent involuntary employee severance costs and cost related to the sale of its tractor production facility in Doncaster, England, and its components facility in St. Dizier, France.

(7) CNH fully, unconditionally and irrevocably guarantees Case Corporation's $785 million in outstanding 6.25% Notes due 2003, 7.25% Notes due 2005, and 7.25% Notes due 2016 that were issued pursuant to two registration statements under the Securities Act of 1933, as amended. Reference is made to Note 23, "Guarantee of Subsidiary's Outstanding Debt Securities," of CNH's Form 20-F for the year ended December 31, 2000 for further discussion.

                                CNH GLOBAL N.V.
                          Notes to Financial Statements




(8) CNH reports its results of operations to Fiat S.p.A. ("Fiat") in accordance with the accounting principles followed by Fiat. CNH net revenues reported to Fiat exclude finance and interest income of the Equipment Operations, which are classified as a component of net financial expenses. Fiat defines results of operations as the income (loss) before net financial expenses, taxes, restructuring and equity income (loss) in unconsolidated subsidiaries. Net financial expenses primarily include finance and interest income and expenses of the Equipment Operations. A summary of CNH's results as reported to Fiat is as follows (in millions):

                                     Three Months Ended         Years Ended
                                        December 31,            December 31,
                                     -----------------       ------------------
                                      2001       2000         2001        2000
                                     ------     ------       ------      ------

     Net revenues                    $2,397     $2,234       $9,653      $9,951
     Results of operations           $   20     $  (59)      $  188      $   42

(9) During December 2001 the Company's second joint venture in China, Shanghai New Holland Agricultural Machinery Corp., Ltd., received its business license from the Shanghai Industrial & Commercial Administration Management Bureau of the People's Republic of China. Shanghai New Holland Agricultural Machinery Corp., Ltd., was formed by an agreement between Shanghai Tractor and Internal Combustion Engine Corporation, a wholly-owned subsidiary of Shanghai Automotive Industry Corporation, and CNH's New Holland brand of agricultural equipment. The joint venture company will manufacture, distribute and ultimately export agricultural tractors under 100 horsepower.

(10) On January 10, 2002, the Company finalized its global alliance with Kobe Steel, Ltd. and Kobelco Construction Machinery Co., Ltd. for the development, production and selling of crawler excavators, including mini-excavators, on a worldwide basis.

(11) In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations. This Statement requires that all business combinations be accounted for by the purchase method. As required by SFAS No. 141, the Company adopted this new accounting standard for all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material impact on the Company's financial statements.

     In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for intangible assets and goodwill. The Statement requires that goodwill and intangible assets having indefinite useful lives not be amortized, rather tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. As required by SFAS No. 142, the Company will adopt this new accounting standard on January 1, 2002. Application of the non-amortization provision of SFAS No. 142 is expected to result in a pretax increase in earnings of approximately $116 million per year related to goodwill and approximately $11 million per year related to acquired trademarks with indefinite lives. The Company is currently defining its reporting units and performing the required transitional impairment tests of goodwill and indefinite-lived intangible assets. The Company has not yet determined the financial impact, if any, of these transitional impairment tests. During 2001 the Company continued to evaluate the recoverability of goodwill in compliance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. As required by SFAS No. 143, the Company will adopt this new accounting standard on January 1, 2003. The Company believes the adoption of SFAS No. 143 will not have a material impact on its financial statements.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for the impairment or disposal of

                                CNH GLOBAL N.V.
                          Notes to Financial Statements


     long-lived assets. As required by SFAS No. 144, the Company will adopt this new accounting standard on January 1, 2002. The Company believes the adoption of SFAS No. 144 will not have a material impact on its financial statements.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                                CNH Global N.V.



                                                By: /s/ Debra E. Kuper
                                                    ----------------------------
                                                          Debra E. Kuper
                                                        Assistant Secretary



February 8, 2002